Mail Stop 4561

October 23, 2008

Via U.S. Mail and Facsimile 941.744.8886

Mr. Garry J. Welsh
Interim Chief Executive Officer and Chief Financial Officer
Gevity HR, Inc.
9000 Town Center Parkway
Bradenton, FL 34202

      Re: **Gevity HR, Inc.**
              Form 10-K for fiscal year ended December 31, 2007
              Filed March 17, 2008
              File No. 0-22701

Dear Mr. Welsh:

      We have reviewed your filing and have the following comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1. We note that as of June 30, 2008, your short- and long-term workers' compensation receivable, net was approximately 40.3% of total assets. Further, your disclosure in note 5 from your Form 10-K filed March 17, 2008 indicates, "Since the entire amount [workers' compensation receivable] is due from AIG, this receivable represents a significant concentration of credit risk." Please address the current market conditions, specifically what affect the status of American International Group, Inc. ("AIG"), may have on your continuing operations.

Liquidity and Cash Flows

Commitments and Contractual Obligations, page 54

2. It appears that the amount of your Revolving credit facility disclosed within your contractual obligations table represents principal payments. Please tell us why you have not disclosed interest related to the Revolving credit facility. Refer to footnote 46 in our Release 33-8350.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

Garry J. Welsh
Gevity HR, Inc.
October 23, 2008
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief